Original

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

04034186

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 29 2004
WASH. D.C. 179

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number
001-03344

SARA LEE CORPORATION 401(K) PLAN
(Full title of the plan)

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

JUL 2 8 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Sara Lee Corporation 401(k) Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 22, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation 401(k) Supplemental Savings Plan as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the six-month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002, and the changes in net assets available for benefits for the six-month period ended December 31, 2002, on the basis of accounting described in note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2003

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 1,052,258,581	$ -	$ 1,052,258,581
Sara Lee Corporation common stock	-	242,808,976	242,808,976
Cash and cash equivalents	-	3,810	3,810
Total investments	1,052,258,581	242,812,786	1,295,071,367
Interest and dividends receivable	-	2,157,019	2,157,019
Total assets	1,052,258,581	244,969,805	1,297,228,386
Liabilities			
Notes payable			
Short-term notes	-	20,481,211	20,481,211
Long-term notes	-	158,778,066	158,778,066
Total liabilities	-	179,259,277	179,259,277
Net assets available for benefits	$ 1,052,258,581	$ 65,710,528	$ 1,117,969,109

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2002

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 666,888,290	$ -	$ 666,888,290
Sara Lee Corporation preferred stock	264,206,552	285,891,324	550,097,876
Sara Lee Corporation common stock	37,377,360	21,208,719	58,586,079
Cash and cash equivalents	-	1,188	1,188
Total investments	968,472,202	307,101,231	1,275,573,433
Interest and dividends receivable	247,502	146,281	393,783
Total assets	968,719,704	307,247,512	1,275,967,216
Liabilities			
Notes payable			
Short-term notes	-	44,175,277	44,175,277
Long-term notes	-	164,958,959	164,958,959
Total liabilities	-	209,134,236	209,134,236
Net assets available for benefits	$ 968,719,704	$ 98,113,276	$ 1,066,832,980

The accompanying notes are an integral part of this statement.

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2003

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 4,728,863	$ 29,123,913	$ 33,852,776
Participant	51,258,445	-	51,258,445
Investment income (loss)			
Dividends and interest	-	8,896,582	8,896,582
Net depreciation in fair value of investments	-	(17,902,697)	(17,902,697)
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income (note D)	87,645,187	-	87,645,187
Net investment income (loss)	87,645,187	(9,006,115)	78,639,072
Total additions	143,632,495	20,117,798	163,750,293
Deductions			
Benefits paid to participants	98,450,277	-	98,450,277
Interest expense	-	12,842,783	12,842,783
Administrative expenses	2,308,450	35,000	2,343,450
Total deductions	100,758,727	12,877,783	113,636,510
Transfer in due to plan mergers (note F)	1,022,346	-	1,022,346
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (note E)	39,642,763	(39,642,763)	-
Net increase (decrease)	83,538,877	(32,402,748)	51,136,129
Net assets available for benefits			
Beginning of the year	968,719,704	98,113,276	1,066,832,980
End of the year	$ 1,052,258,581	$ 65,710,528	$ 1,117,969,109

The accompanying notes are an integral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation (the "Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

On January 1, 2003, the Plan name was changed to the Sara Lee Corporation 401(k) Plan from the Sara Lee Corporation 401(k) Supplemental Savings Plan.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan (the "ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan (the "ERG ESOP") (collectively the "ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See note C for further details.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement.

Prior to January 1, 2003, eligible participants, as defined by the Plan agreement, receive Company matching contributions in an amount up to 25% of the first 4% of the participant's tax-deferred contributions.

NOTE A – DESCRIPTION OF PLAN - Continued

Contributions - Continued

Effective January 1, 2003, the Company contributions are calculated by a three-tiered formula, subject to the contribution limitations under the IRC, as follows:

(a) 2% of a participant's eligible compensation, even if the participant does not contribute to the Plan; plus
(b) 100% match of a participant's employee contributions up to a maximum of 2% of the participant's compensation; plus
(c) A discretionary matching contribution, determined by the Company, but no more than 50% of every dollar a participant contributes to the Plan, up to a maximum of 2% of a participant's eligible compensation.

In addition, effective January 1, 2003, the Company contribution and match funding mechanics of the Plan changed as a result of the Plan's merger of the ESOPS. Thus with this change, the Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to prepay partially a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her

NOTE A – DESCRIPTION OF PLAN - Continued

Forfeitures - Continued

account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to other eligible participants as defined in the Plan agreement applicable to those certain groups of participants and are to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefit Administrative Committee. At December 31, 2003 and 2002, forfeited accounts totaled approximately $643,000 and $222,000, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

Investment Options

Participants may direct the portion of their account balance that includes participant and Company contributions amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") in 1% increments. Participants may change their investment elections daily.

Prior to December 19, 2003, Company contributions had to be invested in the Sara Lee Corporation Common Stock Fund (the "Company Stock Fund")(see note E). Only participants of the Plan who were; (1) age 55 or older and (2) had at least 10 years of participation in the ESOP, were eligible to diversify their Company contributions. During the first five years if a participant met those criteria, the participant could diversify up to 25% of their account balance (up to 50% during the sixth year).

Effective December 19, 2003, all Plan participants are eligible to transfer their vested Company contributions from the Company Stock Fund to any other investment option currently available in the Plan at any time.

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. Prior to January 1, 2003, loans must be repaid within four years, unless the loan was to purchase a primary residence, in which case it must be paid back within 10 years, and participants were limited to one outstanding loan at a time. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for principal residence and the other must be a general-purpose loan.

NOTE A – DESCRIPTION OF PLAN - Continued

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, contributions receivable of approximately $10,600,000 and $16,200,000, respectively, and other payables of approximately $467,000 and $722,000 (primarily accrued interest and administrative expenses), respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2003 and 2002.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE B – SUMMARY OF ACCOUNTING POLICIES - Continued

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and investments in common/collective trusts, quoted market prices are used to value investments in the SLC Investment Trust. Common/collective trusts are valued at fair value of participant units owned by the SLC Investment Trust based on quoted redemption values. Unallocated investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying unallocated investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. Unallocated investment contracts, certain investments in common/collective trusts and certain investments in registered investment companies (collectively, "Investment Contracts"), had an average crediting interest rate of approximately 4.6% and 5.4%, as of December 31, 2003 and 2002, respectively. The average yield for the Investment Contracts for the year ended December 31, 2003, was approximately 5.0%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that employees have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible employees.

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes were transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The scheduled amortization of the Original Notes for 2003 year was $40,603,082. The Original Notes bear interest at 8.176%.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan bears interest at 6.25% and is due on June 15, 2004. The $985,000 term loan bears interest at 7.48% and is due on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. As of December 31, 2003 and 2002, the outstanding Wachovia Prepayment Notes was $15,670,000. The aggregate principal balance is due on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%.

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company series of loans in the aggregate principal amount of $212,582,457 to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. Consequently, loans in the amounts of $11,310,623, $25,053,255, $22,584,361, $21,450,563, $19,117,702, $18,181,686, $15,963,959, $15,203,659, $13,121,804, $12,401,037 and $22,401,012 were issued on December 15, 2003, June 15, 2003, December 15, 2002, June 15, 2002, December 15, 2001, June 15, 2001, December 15, 2000, June 15, 2000, December 15, 1999, June 15, 1999, and December 15, 1998, respectively. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. Effective as of June 15, 1999, the aggregate loan outstanding will bear an interest rate of 6.3%, and interest is payable semiannually on June 15 and December 15, commencing December 15, 1999. Principal installment payments will commence on December 15, 2004, with the final payment due on December 15, 2029, as set forth in the related note agreement. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. In June 2003, June 2002, and May 1999, prepayments of the Sara Lee loan in the amounts of $22,063,561, $11,045,710, and $1,921,114, respectively, were made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million (the "Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made $6,551,969 (deemed to be 2001 ESOP plan year contribution), of cash contributions to the ESOP to fully satisfy the Incremental Contribution due to the ESOP. The trustee used the contributions to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

Notes Payable - The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

NOTE D – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The Northern Trust Company holds the assets of the SLC Investment Trust. Effective January 1, 2003, the Sara Lee Corporation Employee Stock Ownership Plan Trust merged into the SLC Investment Trust.

At December 31, 2003 and 2002, the Plan's interest in the net assets of the SLC Investment Trust was approximately 99%. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2003 and 2002, is as follows:

	2003	2002
Non-interest-bearing cash	$ 10,898	$ 35,184
Investments, at fair value		
Corporate stocks – common	399,157,850	78,260,719
Investment in common/collective trusts	29,714,273	30,143,574
Investment in registered investment companies	393,857,145	246,567,078
Participant loans	23,075,693	13,086,794
Other	2,181,522	-
Investments, at contract value		
Unallocated Investment Contracts	208,751,918	161,167,945
Total investments	1,056,749,299	529,261,294
Receivables	3,561,839	146,492,329*
Liabilities	(179,829)	(442,782)
Net assets of SLC Investment Trust	$1,060,131,309	$675,310,841

* The December 31, 2002 receivable includes an amount that relates to the ERG ESOP merger into the Plan.

SLC Investment Trust income allocated to the participating plans for the year ended December 31, 2003, is as follows:

Interest and dividend income	$20,110,942
Net appreciation (depreciation) in fair value of investments	
Corporate stocks – preferred	(37,970,903)
Corporate stocks – common	26,247,904
Investment in registered investment companies	65,824,002
Other	13,551,279
Net investment income	$87,763,224

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS are as follows:

	December 31, 2003		
	Allocated	Unallocated	Total
Net assets			
Sara Lee Corporation common stock	$386,874,138	$ 242,808,976	$629,683,114
Investment in common/collective trust - short-term investment fund	9,156,138	3,810	9,159,948
Dividends receivable	3,418,059	2,155,829	5,573,888
Short-term interest receivable	8,211	1,190	9,401
Other receivable	2,155,829	-	2,155,829
Liabilities	(70,727)	(179,259,277)	(179,330,004)
Total	$401,541,648	$ 65,710,528	$467,252,176

	December 31, 2002		
	Allocated	Unallocated	Total
Net assets			
Sara Lee Corporation preferred stock	$264,206,552	$ 285,891,324	$ 550,097,876
Sara Lee Corporation common stock	136,709,651	21,208,719	157,918,370
Investment in common/collective trust - short-term investment fund	2,412,257	1,188	2,413,445
Dividends receivable	776,915	146,103	923,018
Short-term interest receivable	3,000	178	3,178
Liabilities	(5,757)	(209,134,236)	(209,139,993)
Total	$404,102,618	$ 98,113,276	$502,215,894

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 2,439,607	$ (9,006,115)	$ (6,565,508)
Participant contributions	5,341,482	-	5,341,482
Company contributions	3,983,480	29,123,913	33,107,393
Distribution to participants	(31,397,408)	-	(31,397,408)
Transfers to other funds	(22,081,371	-	(22,081,371)
Allocation of shares*	39,642,763	(39,642,763)	-
Expenses	(489,523)	(12,877,783)	(13,367,306)
Total	$ (2,560,970)	$ (32,402,748)	$ (34,963,718)

*During 2003, 120,063 shares of Company preferred stock and 1,159,944 shares of Company common stock were allocated to participants.

Effective September 2, 2003, all Company preferred stock held by the Plan was converted into Company common stock at a rate of eight common shares per preferred share. At December 31, 2003, approximately 60% of the Plan's assets were invested in Company common stock.

NOTE F – TRANSFERS

In December 2003, the assets of the Liberty Fabrics, Inc. Profit Sharing Plan were merged into the Plan.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in investments managed by The Northern Trust Company (the "Trustee"); therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company stock (see note E). Fees paid by the Plan for recordkeeping and trustee services amounted to $1,860,536 and $53,447 for the year ended December 31, 2003.

On December 18, 2003, the Sara Lee Investment Committee directed the Trustee to sell to the Company up to $25,000,000 in aggregate of Company common stock from the Plan. On January 16, 2004, this direction was amended to include an additional sale of $10,000,000. The transactions totaling $35,000,000 were completed on February 4, 2004 and qualify as party in interest transactions.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002, to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$1,117,969,109	$1,066,832,980
Amounts due to participants	(1,885,118)	(3,471,432)
Net assets available for benefits per the Form 5500	$1,116,083,991	$1,063,361,548

The following is a reconciliation of benefits to participants according to the financial statements for the year ended December 31, 2003, to the Form 5500:

Benefits paid per the financial statements	$ 98,450,277
Amounts allocated to withdrawing participants at	
December 31, 2003	1,885,118
December 31, 2002	(3,471,432)
Benefits paid per the Form 5500	$ 96,863,963

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003 but not yet paid as of that date.

NOTE J – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 3, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE K – SUBSEQUENT EVENTS

Effective April 1, 2004, the Grocer's Baking Company Retirement Savings Plan for Union Employees merged into the Plan.

Effective April 1, 2004, the Grocer's Baking Company Union 401(k) Plan merged into the Plan.

Effective August 1, 2004, the Liberty Fabrics, Inc. 401(k) Plan will merge into the Plan.

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
*	Sara Lee Corporation	Common stock (11,184,200 shares)	101,356,814	242,808,976
*	The Northern Trust Company	Short-Term Investment Fund	3,810	3,810
			$ 101,360,624	$ 242,812,786

* Party-in-interest as defined by ERISA Section 3(14).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: /s/ Lois M. Huggins

Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Chizek and Company LLC
23.2	Consent of Grant Thornton LLP

Exhibit 23.1

Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation 401(k) Plan of our report dated June 22, 2004 appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2004

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation 401(k) Plan's (formerly known as Sara Lee Corporation 401(k) Supplemental Savings Plan) previously filed Registration Statement File No. 33-35760, No. 333-68958 and No. 333-112615.

Grant Thornton LLP

Chicago, Illinois
June 22, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International